THE NORTH WEST COMPANY

RECEIVED
2004 SEP 10 P 12:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

September 2, 2004

04036810

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir or Madam:

NORTH WEST COMPANY FUND
NEWS RELEASE
EXEMPTION NUMBER 82-34737

Attached please find a copy of our Conference Call Press Release which was issued today.

If you require further information, please feel free to contact me. Thanks.

Yours sincerely

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

Linda Peever
Asst. Corporate Secretary
North West Company Fund
77 Main Street
Winnipeg MB R3C 2R1

Direct Line: (204) 934-1504
Direct Fax: (204) 934-1455
Email Address: lpeever@northwest.ca

www.northwest.ca

9/13

Northern

EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND SECOND QUARTER RESULTS CONFERENCE CALL

Winnipeg, September 2, 2004: North West Company Fund (the "Fund") will release its second quarter results on Thursday, September 9, 2004. In conjunction with the release, The North West Company will host a conference call.

Event: North West Company Fund 2004 Second Quarter Results Conference Call

When: Thursday, September 9, 2004 at 2:00 p.m. Central & 3:00 p.m. Eastern

How: To access the call, please dial 1-888-280-8771 or 416-695-9712 a few minutes in advance.

The conference call will be archived and can be accessed by dialing 1-888-509-0082 or 416-695-5275. This archive will be available until September 16, 2004. The conference call will also be archived at www.northwest.ca.

Participants: Ian Sutherland, Chairman
Edward Kennedy, President & CEO
Léo Charrière, Executive Vice-President, CFO & Secretary

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 182 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the North West Company Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca